SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To
Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Creative Host Services, Inc.

(Name of Subject Company)

Creative Host Services, Inc.

(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

22527P 10 2
(CUSIP Number of Class of Securities)

Sayed Ali
President and Chief Executive Officer
Creative Host Services, Inc.
16955 Via Del Campo, Suite 110
San Diego, California 92127
(858) 675-7711
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Barbara L. Borden, Esq.
Jeremy D. Glaser, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with (together with the Exhibits and Annexes thereto, the “Statement”) originally filed with the Securities and Exchange Commission on February 26, 2004 by Creative Host Services, Inc., a California corporation (the “Creative Host” or the “Company”), relating to the tender offer by Yorkmont Five, Inc. (“Purchaser”), a California corporation and an indirect wholly owned subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Compass”), to purchase all of the issued and outstanding shares of Common Stock, no par value, of Creative Host (the “Shares”) at a purchase price of $3.40 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated February 26, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Except to the extent amended and supplemented as set forth below, the information in the Statement is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

     The eighth paragraph of Item 3 is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

          “Assuming the Offer Price remains $3.40 per Share, the executive officers and directors of Creative Host, as a group, will receive an aggregate of $863,970 in connection with the cancellation of their options in the Merger and all holders of options as a group will receive an aggregate of $876,133 in connection with the cancellation of their options in the Merger.”

Item 4. The Solicitation or Recommendation

     The fifth paragraph under the caption “Background of the Offer and the Merger” in Item 4 is hereby amended and restated in its entirety to read as follows:

          “On September 13, 2003, Mr. Ali and Mr. Ondrof met in Charlotte, North Carolina. At this meeting Mr. Ondrof proposed a possible negotiated acquisition of Creative Host by Compass and a tentative enterprise valuation of Creative Host. Mr. Ali asserted that a higher enterprise value was warranted because the proposed enterprise value did not take into account expected organic revenue growth and the value of new concessions expected to be awarded to Creative Host. Notwithstanding their difference of opinion regarding valuation, Mr. Ali and Mr. Ondrof agreed to continue discussions.”

     The eleventh paragraph under the caption “Background of the Offer and the Merger” in Item 4 is hereby amended and supplemented by adding the following two sentences at the end of the paragraph:

          “Six other companies responded that they were not interested in pursuing a transaction citing various reasons, including geography, the relatively small size of the opportunity, reluctance to enter the airport concessions industry, lack of synergies and existing concentration in the airport concessions industry. One company contacted by Houlihan Lokey did not respond.”

     The seventeenth paragraph under the caption “Background of the Offer and the Merger” in Item 4 is hereby amended and restated in its entirety to read as follows:

          “On January 20, 2004, a representative of Houlihan Lokey contacted Mr. Brown seeking a higher valuation for Creative Host on the basis that the proposed enterprise value did not adequately value the revenue that would result from two new concessions and expected new concession awards but included all of the debt Creative Host expected to incur to complete the build-outs for the two new concessions. On January 21 and 22, 2004, Mr. Brown and other representatives from Ultimate Parent’s North America Division and its legal counsel met with Mr. Ali and other company representatives in San Diego, California to negotiate the Merger Agreement and to discuss other transaction issues. On January 22, 2004, Mr. Brown notified Houlihan Lokey by letter that Ultimate Parent’s North America Division would not agree to a higher valuation.”

     Item 4 is hereby amended and supplemented by adding the following sentence under the caption “Reasons for the Recommendation of the Board” and before the second full paragraph of Item 4, which is the paragraph immediately preceding the caption “Opinion of Company’s Financial Advisor”:

          ”• because the consideration in the Offer and the Merger consists solely of cash, the only potential negative factor that the Special Committee considered in reaching its conclusion that the acceptance of the Offer and the approval of the Merger are in the

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best interests of Creative Host and its shareholders was the fact that shareholders would not have the opportunity to realize a higher value by holding their Shares if Creative Host were able to grow organically and through acquisitions over a longer period of time and the Shares appreciated in value.”

     The fourth and fifth full paragraphs under the caption “Opinion of Company’s Financial Advisor” in Item 4 is hereby amended and restated in their entirety to read as follows:

          “Houlihan Lokey used several methodologies to determine a range of enterprise values for Creative Host. By determining a range of enterprise values and adjusting for cash, debt and the impact of Creative Host’s outstanding options, Houlihan Lokey arrived at a range of equity values for Creative Host’s stock. This analysis provided the basis to assess the fairness of the consideration to be received by the holders of Creative Host’s stock in connection with the Offer. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion in connection with the Offer. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex B to this Statement. Houlihan Lokey regarded each of the following analyses to be appropriate and reflective of generally accepted valuation methodologies given Creative Host’s trading volume relative to total shares outstanding, the accessibility of comparable publicly traded companies, the availability of forecasts from management of Creative Host, and available information regarding similar transactions in the airport concession and general food concession industry.

          Houlihan Lokey’s analyses included the calculation and comparison of the following: (i) an analysis of Creative Host’s stock price as determined by the public market; (ii) an analysis of Creative Host’s stock price as determined by Houlihan Lokey based on the combined results of the three valuation methodologies; and (iii) an analysis of the premium being paid in the Offer compared to other similar transactions.”

     The sixth full paragraph under the caption “Opinion of Company’s Financial Advisor” in Item 4 is hereby amended and supplemented to add the following italicized subtitle immediately before the subparagraph beginning with the subtitle “Public Market Pricing and Premiums Paid in Other Transactions Analysis.”:

          ”Analysis of Creative Host’s stock price as determined by the public market:”

     and to add the following italicized subtitle immediately before the subparagraph beginning with the subtitle “Market Multiple Methodology.”:

          ”Analysis of Creative Host’s stock price as determined by Houlihan Lokey based upon the following three valuation methodologies:”

     The eighth full paragraph under the caption “Opinion of Company’s Financial Advisor” in Item 4 is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

          “In determining the selected range, Houlihan Lokey considered all of the foregoing valuation methodologies.”

     The ninth full paragraph under the caption “Opinion of Company’s Financial Advisor” in Item 4 is hereby amended and supplemented by adding the following two sentences at the end of the paragraph:

          “This range represented the per share value of Creative Host’s stock as calculated by Houlihan Lokey. Houlihan Lokey also observed that the implied enterprise value that results from the $3.40 per share consideration with appropriate adjustments for debt, cash, and the exercise of options, is $41.7 million, which is also at the top of its range of selected enterprise values of $36 million to $42 million.”

     The eleventh full paragraph under the caption “Opinion of Company’s Financial Advisor” in Item 4 is hereby amended and restated in its entirety as follows:

          “Determination of Fairness. Houlihan Lokey noted that the consideration of $3.40 per share as provided for in the Offer is within and near the top of the range of the indications of value, from $2.86 to $3.42 per share, that are the result of Houlihan Lokey’s analyses. Houlihan Lokey also considered the multiples and premiums paid in comparable transactions and the transaction process. Accordingly, Houlihan Lokey determined that the consideration of $3.40 per share to be received by the public shareholders in connection with the Offer is fair to them from a financial point of view.”

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     The last paragraph of Item 4 under the caption “Intent to Tender” is hereby amended and restated in its entirety to read as follows:

          “To Creative Host’s knowledge, all of Creative Host’s executive officers, directors and affiliates currently intend to tender all Shares beneficially owned by them pursuant to the Offer and to vote in favor of the Merger. The executive officers, directors and affiliates of Creative Host hold an aggregate of 3,635,412 outstanding Shares, or 41.2% of 8,830,140 total Shares outstanding as of February 18, 2004. The foregoing does not include any Shares with respect to which any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.”

Annex A

     The fourth paragraph under the caption “Right to Designate Directors and Purchaser Designees” in Annex A is hereby amended and restated in its entirety to read as follows:

          “As of the date of this Statement, Purchaser has not determined who the Purchaser Designees will be. However, such Purchaser Designees will be selected from the following list of persons. Each of the persons listed below has consented to serve as a director of the Company if appointed or elected. The information contained herein concerning the potential Purchaser Designees has been furnished by Compass and Purchaser and the Company has not verified its accuracy.”

     The fourth paragraph under the caption “Board Committees and Meetings” in Annex A, immediately preceding the caption “Report of the Audit Committee,” is hereby amended and restated in its entirety to read as follows:

          “The Company has no nominating committee and has not established a charter for a nominating committee. Nominations are determined by the Board of Directors. Because the Company’s Board of Directors consists of only five directors, four of whom are independent, the Board believes that the establishment of a separate nominating committee has not been necessary. The Company has no formal policy with regard to consideration of any director candidates recommended by security holders but considers candidates proposed from all sources. To date, it has not received recommendations from any security holders who are not Board members. The Company’s next annual meeting of shareholders would normally not occur until November 2004 and is not expected to occur at all if the Offer is completed. If the Offer is terminated for any reason, then the Board would consider establishing a nominating committee and developing procedures for consideration of shareholder nominees.”

     The second paragraph under the caption “Board Committees and Meetings” in Annex A is hereby amended to change the date to “December 31, 2003.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREATIVE HOST SERVICES, INC.

Date: March 22, 2004	/s/ SAYED ALI

By: Sayed Ali, President and Chief Executive Officer

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